UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: August 5, 2020	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

NEWS RELEASE

Nam Tai Urges Shareholders to Reject IsZo’s Attempt to Replace Nam Tai’s Board of Directors

Experienced Board and Management Team are Executing a Focused Strategy to Deliver Enhanced Value to Shareholders

Unique Competitive Advantages are Extending Nam Tai’s Track Record of Progress and Results in Its Strategic Transformation

SHENZHEN, China, August 5, 2020 -- Nam Tai Property Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTP) today responded to the letters published by IsZo Capital Management LP (together with its affiliates, “IsZo”) on May 27, 2020 and July 20, 2020, with the following statement:

The Company values constructive input from all of its shareholders, and is committed to acting in the best interest of all shareholders to enhance long-term value.

The Company has engaged with IsZo since learning of its filing of a Schedule 13G disclosing its holdings in Nam Tai in February 2019, including through a project site visit in Shenzhen, a conference meeting via telephone, and an in-person meeting in New York, in May, June and December 2019, respectively. Despite the Company’s attempts to maintain a constructive dialogue, IsZo has chosen to seek control of the Nam Tai Board and removal of a majority of the Directors re-elected by the Company’s shareholders two months ago in June 2020. IsZo currently owns less than 10% of the Company’s outstanding shares.

The Company believes that IsZo’s letters and actions demonstrate a significant misunderstanding of the Company’s strategic plan and project value. Neither IsZo nor its nominees are equipped with the in-depth knowledge and extensive experience required to successfully operate large-scale industrial real estate and urban renewal projects in China. To date, IsZo has also not provided any credible plan to create further value.

Nam Tai remains open to maintaining a constructive dialogue with IsZo, as it does with all shareholders, about Nam Tai’s strategy to create sustainable, long-term value.

The Board and Management Team are Executing a Clear and Differentiated Strategy to Enhance Shareholder Value

Nam Tai’s Board and management team are committed to driving value and shaping the Company into a leading industrial ecosystem operator and a respected enterprise with a clear development strategy, including:

•	Unleash the values of existing projects.
o	Promote corporate tenancy of Nam Tai Inno Park, Nam Tai • Tang Xi Technology Park as well as Nam Tai • U-Creative Space (Lujiazui), and improve cash flow;
o	Accelerate the construction of Nam Tai Technology Center and consider application for pre-sale permit when related conditions are met; and
o	Promote the application for urban renewal of Nam Tai Inno Valley.

•	Improve product and service qualities.
o	Deliver top-quality projects that will provide tenants with high-quality industrial space;
o	Further improve industrial operation systems and cultivate the industrial operation team; and
o	Improve the performance of business invitation through enhanced industrial operations and strengthen our image as a technology park operator.

•	Prudently manage financing and control costs.
o	Prioritize the financing support for the development and construction of existing projects;
o	Maintain asset-liability ratio and liquidity at a healthy level; and
o	Continuously evaluate and adjust the project budget to achieve effective and efficient cost control.

•	Explore development opportunities in the Guangdong-Hong Kong-Macao Greater Bay Area (the “Greater Bay Area”).
o	Focus on the Greater Bay Area markets and continuously explore differentiated projects and development models; and
o	Maximize returns for the Company and our shareholders through sustainable development strategies.

To successfully implement the above development strategies, Nam Tai is taking steps to supplement its portfolio of existing projects with complementary high-quality land resources, strengthen its image in the Greater Bay Area and mitigate risks through project diversification.

Proactively Invest in High-Quality Land Resources

Nam Tai employs a strategic development thesis to deepen its investment layout in the Greater Bay Area. Most recently, in its first step into the Dongguan commercial and residential market, the Company successfully won the bidding of a land parcel in Machong Town, Dongguan. Dongguan has been designated a leading advanced manufacturing hub in the region by the Chinese government while Machong is one of the fastest growing areas in Dongguan with the presence of a number of China’s top 500 companies and strong local housing demand.

The Company has carried out a comprehensive and rigorous assessment, conducted land surveys and surrounding market research in the local area before the land investment in Machong. Although the COVID-19 outbreak in Mainland China was ongoing when we participated in the public auction, we believe that it was a suitable investment opportunity, and the favorable property market policies introduced by the local government at that time were conducive to our bidding. After the successful bidding and settlement of the land payment, as of the end of June 2020, our current ratio and asset-liability ratio were maintained at a healthy level of 1.23 times and 57.5%, respectively. This reflects that this forward-looking investment, as we planned, did not compromise the Company’s financial conditions.

This strategic site will also help Nam Tai:

•	Expand to Dongguan, a key growth potential city in the Greater Bay Area;
•	Expand the Company’s residential and commercial property portfolio;
•	Create powerful synergies with other existing projects in the nearby Shenzhen;
•	Form new relationship networks within the local communities; and
•	Enhance brand awareness in Dongguan and Guangzhou.

To successfully implement its differentiated growth strategies, Nam Tai is led by a dedicated management team with rich industry experience and deep insights.

Actively Engaged, Professional Management Team

Since the appointment of Mr. Ying Chi Kwok as Chief Executive Officer in February 2018, Nam Tai has attracted and deployed experienced managers in the Chinese real estate industry, covering the areas of project management, construction management, procurement and cost control, financing, human resources, and more. This new management team consisting of China real estate experts has driven the transformation of the Company into a leading industrial real estate developer and operator in the Greater Bay Area. The new management team led by Mr. Kwok has made significant progress driving value for shareholders in the past two and a half years by:

•

Significantly reducing project costs. The original development budget of Nam Tai Inno Park was approximately $312 million[1] as disclosed in 2017. After the new management team arrived and reviewed the cost in 2018, a series of new measures have been adopted. As of June 30, 2020, the estimated development budget of Nam Tai Inno Park has been significantly reduced to approximately $195 million[2].  This critical cost saving has better positioned the Company to create substantial shareholder value and propelled the development of the Company.

[1]	Exchange rate of USD 1 to RMB 6.96
[2]	Exchange rate of USD 1 to RMB 7.14

•

Unleashing the values of industrial projects. Nam Tai Inno Park was an open space in 2017, and now it has been built into a high-quality large-scale technology park in Guangming District, Shenzhen. Even though it is still in the construction stage, as of June 30, 2020, the pre-leasing rate of Nam Tai Inno Park has reached 23%. The buildings on the site of Nam Tai Technology Center used to be an old factory building. Now Nam Tai is carrying out pile foundation construction and plans to build it into another integrated technology park.

•

Creating value through urban renewal. Prior to the urban renewal, Nam Tai Technology Center was originally located on traditional industrial land, where buildings and units cannot be divided and sold individually. Leveraging their experience in urban renewal, the new management team successfully converted the land into innovative industrial land, enabling buildings and units on the land be divided and sold individually if relevant conditions are met, greatly enhancing the value of the project. In addition, Nam Tai is applying for the urban renewal of Nam Tai Inno Valley to replicate this successful model.

•

Prioritizing financing support for the development and construction of existing projects.  Prior to the arrival of the new management team, the construction financing of Nam Tai Inno Park and Nam Tai Technology Center had not been secured. As of December 31, 2019, the Company has successfully obtained credit lines totaling approximately $299 million[3] primarily for the construction of both projects, despite various difficulties due to the fact that industrial land is generally less preferred by banks and other creditors.

The Board and the management are united to drive the development of the Company and provide strategic guidance for the Company's development for the best interests of all shareholders.

Reputable and Well-Functioning Board of Directors

Nam Tai is strongly committed to integrity and good corporate governance, and the Company’s Board of Directors is engaged in overseeing the Company’s strategic direction and operational execution for the interests of all shareholders. The members of the Board are experts in their respective fields with excellent reputations.

The Board is composed of members from North America and China, providing both strategic advice for the Chinese market and an international perspective, and possesses vast amounts of experience in the real estate industry. The Company values and benefits from the independence of its directors, with six of the seven members being independent and all three committees of the Board, including the Audit Committee, the Nominating and Corporate Governance Committee, and the Compensation Committee, comprised entirely of independent directors. In 2019, the Board members had 100% attendance at all Board and committee meetings. The current directors were recently re-elected by our shareholders at the Annual General Meeting of Shareholders in June 2020, a reflection of our shareholders’ trust and support for the current Board.

Further details on our Board members – Mr. Ying Chi Kwok, Mr. Peter R. Kellogg, Dr. William Lo, Mr. Mark Waslen, Mr. Vincent Fok, Prof. Si Zong Wu and Dr. Aiping Lyu, – including their experience, expertise and background, as well as the Company’s corporate governance provisions, are available on the Investor Relations page of the Company’s website at: https://www.namtai.com/director/index.html.

Strategic Relationship with Kaisa Group

Kaisa Group ("Kaisa") is a large-scale comprehensive investment group in China, with competitive advantages in real estate development and urban renewal, among others. In 2019, Kaisa's attributable contracted sales amounted to RMB 88.1 billion, or approximately $12.6 billion4, ranking 27th in China5. In the field of urban renewal, Kaisa is constantly regarded as one of the national leaders. As of December 31, 2019, Kaisa had 147 urban renewal projects covering a site area of nearly 40 million square meters, the majority of which in Guangzhou and Shenzhen6.

[3]	Exchange rate of USD 1 to RMB 6.98
[4]	Exchange rate of USD 1 to RMB 6.98
[5]	According to the "2019 China Real Estate Enterprise Sales Ranking" released by CRIC in December 2019
[6]	Figures from the “Annual Results Presentation 2019” on the corporate website of Kaisa

Kaisa is not only the largest shareholder of Nam Tai, but also a strategic investor that supports the long-term development of Nam Tai. The strategic relationship with Kaisa is a key asset to the Company. Nam Tai and Kaisa engage in regular business-level cooperation, such as property management agreements, which are beneficial to the Company’s transformation from electronic production to real estate operation. The reputational and branding effect of having Kaisa as the Company’s largest shareholder is also believed to be a critical contributor to Nam Tai’s significant advantages on cost control, business operations, talent recruitment, and government and external affairs in China.

In addition, Nam Tai clearly understands that our business must operate in the best interests of all shareholders, which is the guiding principle that the Board and the management always follow.

Nam Tai is Taking Actions to Drive Shareholder Value

The Board and the management, through their extensive experience in the Chinese market and real estate industry, are implementing differentiated strategies to promote business growth and create value for shareholders. The actions taken by IsZo risk derailing the progress the Company is making on executing its strategic objectives and delivering enhanced value to shareholders.

Shareholders may need to consider whether it is necessary to convene a special meeting of shareholders to re-elect the board of directors at this critical moment; whether this action will have a negative impact on the execution of our strategy; whether your investment in the Company will be harmed as a result.

The COVID-19 pandemic is still spreading around the world, including in China, and we have no way of knowing when the pandemic will end. However, we have done our utmost to ensure the health and safety of our tenants and employees and resume our operations. During the pandemic, we shall remain committed to our posts and continue to promote tenancy and construction.

Nam Tai urges all shareholders to refrain from taking any action, including executing a written request for a special meeting at this time.

Forward-looking Statement and Factors that Could Cause our Share Price to Decline

Certain statements included in this press release, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this press release or those that might reflect the occurrence of unanticipated events.

ABOUT NAM TAI PROPERTY INC.

We are a real estate developer and operator, mainly conducting business in Mainland China. Our main land resources are located in the Guangdong-Hong Kong-Macao Greater Bay Area ("Greater Bay Area") and Wuxi, China, of which the three plots in Shenzhen will be developed into Nam Tai Inno Park, Nam Tai Technology Center and Nam Tai Inno Valley. We plan to build these technology parks into landmark parks in the region and provide high-quality industrial offices, industrial service spaces and supporting dormitories to the tenants. Based on the experience of developing and operating technology parks and an industrial relationship network accumulated over the past 40 years, we have also exported the operation model of technology parks to other industrial properties. Through an asset-light model, we have leased industrial properties for repositioning and business invitation. We will also expand the commercial and residential property business in China as an auxiliary development strategy of the Company. As the growth prospects of China maintain, we shall seize development opportunities in the Greater Bay Area and other first- and second-tier cities in China, and continue to strengthen and expand the business of industrial real estate, and commercial and residential properties. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: "NTP"). Please refer to our corporate website (www.namtai.com) or the SEC website (www.sec.gov) for our press releases and financial statements.

Contacts

Ed Trissel / Amy Feng / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Namtai-jf@joelefrank.com

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn